UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                          DADE BEHRING HOLDINGS, INC.
                          ---------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 per share
                          -----------------------------
                         (Title of Class of Securities)

                                    23342J206
                                    ---------
                                 (CUSIP Number)

                              Stephen M. Vine, Esq.
                       Akin Gump Strauss Hauer & Feld LLP
                               590 Madison Avenue
                            New York, New York 10022
                                 (212) 872-1000
                         --------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 22, 2002
                           -------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         Continued on following page(s)
                               Page 1 of 12 Pages
                             Exhibit Index: Page 11

                                  SCHEDULE 13D

CUSIP No. 23342J206                                           Page 2 of 12 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  ANGELO, GORDON & CO., L.P.

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  Delaware


                            7         Sole Voting Power
Number of
 Shares                                    4,577,515
Beneficially
 Owned By                   8         Shared Voting Power
  Each
Reporting                                  0
 Person
 With                       9         Sole Dispositive Power

                                           4,577,515

                            10        Shared Dispositive Power

                                           0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [  ]

13       Percent of Class Represented By Amount in Row (11)

                                           11.46%

14       Type of Reporting Person (See Instructions)

                  BD, IA, PN

                                  SCHEDULE 13D

CUSIP No. 23342J206                                           Page 3 of 12 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  JOHN M. ANGELO

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States


                            7         Sole Voting Power
Number of
 Shares                                    0
Beneficially
 Owned By                   8         Shared Voting Power
  Each
Reporting                                  4,577,515
 Person
 With                       9         Sole Dispositive Power

                                           0

                            10        Shared Dispositive Power

                                           4,577,515

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [  ]

13       Percent of Class Represented By Amount in Row (11)

                                           11.46%

14       Type of Reporting Person (See Instructions)

                  HC

                                  SCHEDULE 13D

CUSIP No. 23342J206                                           Page 4 of 12 Pages



1        Names of Reporting Persons
         I.R.S. Identification Nos. of above persons (entities only)

                  MICHAEL L. GORDON

2        Check the Appropriate Box if a Member of a Group (See Instructions)
                                               a.   [ ]
                                               b.   [X]

3        SEC Use Only

4        Source of Funds (See Instructions)

                  AF

5 Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6        Citizenship or Place of Organization
                  United States


                            7         Sole Voting Power
Number of
 Shares                                    0
Beneficially
 Owned By                   8         Shared Voting Power
  Each
Reporting                                  4,577,515
 Person
 With                       9         Sole Dispositive Power

                                           0

                            10        Shared Dispositive Power

                                           4,577,515

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                           4,577,515

12 Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                           [  ]

13       Percent of Class Represented By Amount in Row (11)

                                           11.46%

14       Type of Reporting Person (See Instructions)

                  HC

                                                              Page 5 of 12 Pages

     This Statement on Schedule 13D relates to Common Stock, $0.01 per share ("Shares"), of Dade Behring Holdings, Inc. (the "Issuer"). This Statement is being filed by the Reporting Persons (as defined herein) to report the recent acquisition of Shares, as a result of which the Reporting Persons may be deemed to be the beneficial owners of more than 5% of the outstanding Shares of the Issuer.

Item 1.       Security and Issuer.

     This Statement relates to the Shares. The address of the principal executive offices of the Issuer is 1717 Deerfield Road, Deerfield, Illinois 60015-0778.

Item 2.           Identity and Background.

     This Statement is being filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

       i)     Angelo, Gordon & Co., L.P. ("Angelo, Gordon");

       ii) John M. Angelo, in his capacities as a general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief executive officer of Angelo, Gordon ("Mr. Angelo"); and

       iii) Michael L. Gordon, in his capacities as the other general partner of AG Partners, L.P., the sole general partner of Angelo, Gordon, and as the chief operating officer of Angelo, Gordon ("Mr. Gordon").

     This statement relates to Shares held for the accounts of certain private investment funds (the "Funds") for which Angelo, Gordon acts as general partner and/or investment adviser.

     Angelo, Gordon is a Delaware limited partnership. AG Partners, L.P., a Delaware limited partnership, is the sole general partner of Angelo, Gordon. Mr. Angelo is a general partner of AG Partners, L.P. and the chief executive officer of Angelo, Gordon. Mr. Gordon is the other general partner of AG Partners, L.P. and the chief operating officer of Angelo, Gordon. Angelo, Gordon, and AG
Partners, L.P. through Angelo, Gordon, are engaged in the investment and investment management business. The principal occupation of each of Mr. Angelo and Mr. Gordon is his respective position as an officer of Angelo, Gordon at Angelo, Gordon's principal office. Mr. Angelo and Mr. Gordon are United States citizens. The principal business address of each of AG Partners, L.P., Angelo, Gordon, Mr. Angelo and Mr. Gordon is 245 Park Avenue, New York, New York 10167. Current information concerning the identity and background of the executive officers of Angelo, Gordon is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

     During the past five years, none of the Reporting Persons and, to the best of the Reporting Persons' knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations

                                                              Page 6 of 12 Pages


of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

     The information set forth in Item 6 is hereby incorporated by reference into this Item 3.

     The Shares held for the accounts of the Funds may be held through margin accounts maintained with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms' credit policies. The positions which may be held in the margin accounts, including the Shares, are pledged as collateral security for the repayment of debit balances in the respective accounts.

Item 4.       Purpose of Transaction.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 4.

     Mr. Bradley G. Pattelli ("Mr. Pattelli"), a Director of Angelo, Gordon, serves on the Board of Directors of the Issuer. As a Director of the Issuer, Mr. Pattelli may have influence over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     All of the Shares reported herein were acquired for investment purposes. Except as set forth in this Schedule 13D, neither the Reporting Persons nor, to the best of their knowledge, any of the other persons identified in response to
Item 2, has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Item 5.       Interest in Securities of the Issuer.

     The information set forth in Item 6 hereof is hereby incorporated by reference into this Item 5.


     (a) Each of Angelo, Gordon, Mr. Angelo and Mr. Gordon may be deemed to be the beneficial owner of the 4,577,515 Shares held for the accounts of the Funds (approximately 11.46% of the total number of Shares outstanding).


     (b) (i) Angelo, Gordon may be deemed to have sole power to direct the voting and disposition of the 4,577,515 Shares held for the accounts of the Funds.

                                                              Page 7 of 12 Pages


          (ii) Each of Mr. Angelo and Mr. Gordon, as a result of their positions with Angelo, Gordon, may be deemed to have shared power to direct the voting and disposition of the 4,577,515 Shares held for the accounts of the Funds.

     (c) Except as set forth in Item 6 below, there have been no transactions effected with respect to the Shares since September 28, 2002 (60 days prior to the date hereof) by any of the Reporting Persons.

     (d) The partners and shareholders of the Funds have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held by the Funds in accordance with their ownership and partnership interests, respectively, in the Funds.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     On August 1, 2002, the Issuer and certain of its wholly-owned direct and indirect subsidiaries, including Dade Behring, Inc. ("Dade Behring, Inc."), filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code, as amended, with the United States Bankruptcy Court for the Northern District of Illinois (the "Bankruptcy Court"). The Bankruptcy Court confirmed the Issuer's Plan of Reorganization (the "Plan of Reorganization") and the Plan of Reorganization became effective on October 3, 2002. Pursuant to the Plan of Reorganization, Shares were issued to satisfy approximately $650 million of pre-bankruptcy indebtedness on the part of the Issuer, Dade Behring, Inc. and certain of their wholly-owned direct and indirect subsidiaries. As a result, upon the termination of certain pre-bankruptcy senior secured debt held by certain creditors, including the Funds, the Funds acquired beneficial ownership of the Shares reported herein. The Issuer's registration statement registering the Shares under the Securities Exchange Act of 1934, as amended, became effective on November 22, 2002.

     In addition to the Shares, holders of certain pre-bankruptcy senior debt, including the Funds, also were issued Senior Subordinated Notes due 2010 in the aggregate principal amount of $315.3 million (the "Post-Bankruptcy Senior Notes") by the Issuer. Consequently, the Funds currently hold an aggregate amount of approximately $23,673,052 of the Post-Bankruptcy Senior Notes. Interest on the Post-Bankruptcy Senior Notes is payable on a semi-annual basis. Subject to certain restrictions, the Post-Bankruptcy Senior Notes are redeemable, at the option of the Issuer, in whole or in part at any time on not less than 30 nor more than 60 days notice for an amount to be determined pursuant to a formula set forth in the Post-Bankruptcy Senior Notes. The redemption amount will vary depending upon the year during which the notes are redeemed. The Post-Bankruptcy Senior Notes contain covenants providing for, among other things, the payment of a premium to noteholders upon the occurrence of a "change of control."

     Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

                                                              Page 8 of 12 Pages



Item 7.       Material to Filed as Exhibits.

     The Exhibit Index is incorporated herein by reference.

                                                              Page 9 of 12 Pages


                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Date:  November 26, 2002              ANGELO, GORDON & CO., L.P.

                                      By:      AG Partners, L.P.,
                                               Its General Partner

                                      By:/s/ Michael L. Gordon
                                         ---------------------------------------
                                         Name:  Michael L. Gordon
                                         Title: General Partner

Date:  November 26, 2002              JOHN M. ANGELO


                                      /s/ John M. Angelo
                                      ------------------------------------------

Date:  November 26, 2002              MICHAEL L. GORDON


                                      /s/ Michael L. Gordon
                                      ------------------------------------------

                                                             Page 10 of 12 Pages


                                     ANNEX A

                Executive Officers of Angelo, Gordon & Co., L.P.

Name/Citizenship           Principal Occupation               Business Address
----------------           --------------------               ----------------
John M. Angelo             Chief Executive Officer            245 Park Avenue
(United States)                                               New York, NY 10167

Michael L. Gordon          Chief Operating Officer            245 Park Avenue
(United States)                                               New York, NY 10167

Fred Berger                Chief Administrative Officer       245 Park Avenue
(United States)                                               New York, NY 10167

Joseph R. Wekselblatt      Chief Financial Officer            245 Park Avenue
(United States)                                               New York, NY 10167

         To the best of the Reporting Persons' knowledge:

         (a)      None of the above persons hold any Shares.

         (b) None of the above persons has any contracts, arrangements, understandings or relationships with respect to the Shares.

                                                             Page 11 of 12 Pages


                                  EXHIBIT INDEX

                                                                        Page No.
                                                                        -------

A.   Joint  Filing  Agreement,  dated as of November 26,  2002,  by and among  Angelo, Gordon & Co., L.P., John M. Angelo and
     Michael L. Gordon.............................................        12

                                                             Page 12 of 12 Pages


                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The undersigned hereby agree that the statement on Schedule 13D with respect to the Shares of Dade Behring Holdings, Inc., dated as of November 26, 2002, is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.


Date:  November 26,  2002               ANGELO, GORDON & CO., L.P.

                                        By:  AG Partners, L.P.,
                                             Its General Partner

                                        By:/s/ Michael L. Gordon
                                           -------------------------------------
                                           Name: Michael L. Gordon
                                           Title:   General Partner

Date:  November 26,  2002               JOHN M. ANGELO


                                        /s/ John M. Angelo
                                        ----------------------------------------

Date:  November 26,  2002               MICHAEL L. GORDON


                                        /s/ Michael L. Gordon
                                        ----------------------------------------